N E W S R E L E A S E

January 4, 2011

Milestone - First Gold Pour at Bisha

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to announce its successful first gold pour at the Bisha Gold Mine during late December. The first pour was part of the plant commissioning process and rendered two dore bars totaling 26 kilograms (approx. 920 ounces).

President Cliff Davis stated, “Nevsun’s first gold pour is a tremendous achievement that has been accomplished by a team of outstanding professionals on the ground in Eritrea and with the continued support of the Eritrean Government. It gives me great pleasure to say we are on time, under budget, and will considerably further the country’s development with the realization of Eritrea’s first modern day mine. In the face of difficult capital markets during 2008/2009 and other obstacles overcome in 2010, we are proud of this significant accomplishment.  We look forward to substantially growing Bisha in the coming months, in terms of reserves and throughput. This success should be a good indicator of our strategic capability in the future.”

Over the next few months, plant commissioning will continue to test, troubleshoot, and rectify any issues that arise. Nevsun anticipates the ramp up to full commercial production during the course of Q1 2011.

Forward Looking Statements: The above contains forward-looking statements concerning development progress and budget, plant commissioning, planned operations, future reserves and throughput.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T.Davis” Cliff T. Davis President & Chief Executive Officer NSU 11-01.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com